SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Citizens Community Bancorp

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

17453V 10 7

(CUSIP Number)

Marianne E. Roche
Martin L. Meyrowitz, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D

CUSIP No. 17453V 10 7	Page 2 of 8 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citizens Community MHC

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS N/A

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) N/A

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 2,768,669 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 2,768,669 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,669 shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%

	14.	TYPE OF REPORTING PERSON HC

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 3 of 8 Pages

Item 1.   Security and Issuer

            This is Amendment No. 1 to the Schedule 13D initially filed on November 17, 2004. It relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Citizens Community Bancorp, a federal stock corporation ("Company"), whose principal executive offices are located at 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

Item 2.   Identity and Background

            (a)-(b)-(c) This Schedule 13D is filed on behalf of Citizens Community MHC, a federally chartered mutual holding company ("MHC"). MHC's principal business is to hold at least a majority of the Company's shares of Common Stock. The business address of MHC is 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

            Pursuant to General Instruction C of Schedule 13D, information is being provided with respect to each executive officer and director of MHC (collectively, "Insiders"), who also are the executive officers and directors of the Company. The business address of each of these individuals for purposes of this filing is c/o Citizens Community Bancorp, 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

Name	Principal Occupation
Richard McHugh	Chairman of the Board; Owner/President of Choice Products, U.S.A.
Thomas C. Kempen	Director; Owner of Kempen Landscaping Supplies & Consulting.
Brian R. Schilling	Director; Managing Partner of W.J. Bauman Associates, LTD.
Adonis E. Talmage	Director; Retired.
David B. Westrate	Director; Planning Supervisor for Sterling Education Services Co.
James G. Cooley	Director; President and Chief Executive Officer of Citizens Community Bank, Citizens Community Financial and Citizens Community MHC.
John D. Zettler	Executive Vice President and Chief Financial Officer of Citizens Community Bank, Citizens Community Financial and Citizens Community MHC.
Timothy J. Cruciani	Senior Vice President of Citizens Community Bank and Citizens Community Financial.
Johnny W. Thompson	Senior Vice President and Assistant Secretary of Citizens Community Bank and Citizens Community Financial.
Brian P. Ashley	Senior Vice President of Citizens Community Bank.
Rebecca Johnson	Vice President of Citizens Community Bank and Citizens Community Financial.

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 4 of 8 Pages

            (d) During the last five years, neither MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

            On March 29, 2004, the Company was formed for the purpose of becoming the stock holding company of Citizens Community Bank, a federally chartered savings bank located in Eau Claire, Wisconsin (the "Bank"), and MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization and Stock Issuance Plan ("Plan of Reorganization"), effective March 29, 2004, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of MHC (the "Mutual Holding Company Reorganization"). On March 29, 2004, 2,063,100 shares of Common Stock were issued to MHC at no cost to MHC and 978,650 shares of Common Stock were issued in the minority public offering. Immediately after that offering, MHC owned 67.7% of the outstanding shares of Common Stock.

            Insiders purchased shares of Common Stock in the minority public offering in the Mutual Holding Company Reorganization and have acquired additional shares since then. These shares purchased by Insiders were purchased using their personal funds. In February 2005, the Company awarded certain Insiders shares of Common Stock through an employee stock benefit plan. These awards of shares vest in five equal installments beginning in February 2006, but the Insider received immediate voting rights for those shares. In February 2005, the Company also awarded certain Insiders options for shares of Common Stock through an employee stock benefit plan. These options vest in five equal installments beginning in February 2006 and become exercisable as they vest. The Insiders report these acquisitions on their own individual Forms 3 and 4.

            On July 1, 2005, the Company acquired Community Plus Savings Bank, Rochester Hills, Michigan ("CPSB") in a merger of CPSB with and into the Bank in accordance with the Agreement and Plan of Merger dated January 6, 2005 ("Agreement"). In accordance with the Agreement and applicable law, the Company was required to issue additional of Common Stock to MHC at the effective time of the Merger at no cost to MHC. The amount of shares of Common Stock issued to MHC was based on an appraisal of CPSB and the market value of the Common Stock. The Company issued 705,569 shares of Common Stock to MHC at the time of the merger based on dividing the $9.25 million appraisal of CPSB by $13.11, which was the average closing bid price of the Common Stock for the 20th through 5th trading days prior to the July 1, 2005 closing date of the merger.

Item 4.   Purpose of Transaction

            The primary purpose of the Mutual Holding Company Reorganization was to establish a structure that would enable the Bank to compete and expand more effectively in the financial services marketplace, and that would enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings institution. The transaction gave the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversify into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public and the MHC owns the rest of its shares, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved. MHC acquired the 705,569 shares of Common Stock in the merger with CPSB to facilitate that transaction under applicable federal law.

            The Insiders acquired shares of Common Stock for their personal investment.

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 5 of 8 Pages

            In the future, MHC and/or Insiders may acquire or decide to purchase additional shares of Common Stock (or other securities of the Company) or decide to sell or transfer their shares of Common Stock. Any such determination will depend on a number of factors, including market prices, the Company's prospects, alternative investments, applicable laws requiring increases in ownership for MHC and restrictions on transaction under applicable securities laws.

            While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor any of the Insiders (other than in his or her role as an executive officers and/or director of the Company) has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. At any time, or from time to time, MHC and/or any of the Insiders may review, reconsider or change their position or plans with respect to these matters.

Item 5.   Interest in Securities of the Issuer

            (a)-(b) As of the date of this Schedule 13D, MHC directly and beneficially owned 2,768,669 shares of the Common Stock, which represented 74.4% of the issued and outstanding shares. MHC has sole voting and dispositive power over those 2,768,669 shares.

            The following table sets forth information with respect to the shares of Common Stock beneficially owned by Insiders as of the date of this Schedule 13D.

Name	No. of Shares Beneficially Owned	% of Outstanding Common Stock
Richard McHugh (1)	92,778	2.49%
Thomas C. Kempen (2)	7,192.19%
Brian R. Schilling (3)	1,292.03%
Adonis E. Talmage (4)	1,292.03%
David B. Westrate (5)	39,182	1.05%
James G. Cooley (6)	62,405	1.67%
John D. Zettler (7)	7,385.20%
Timothy J. Cruciani (8)	15,366.41%
Johnny W. Thompson (9)	4,703.13%
Brian P. Ashley	--	--
Rebecca Johnson (10)	7,385.20%

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 6 of 8 Pages

(1)	Mr. McHugh shares voting and dispositive power for 17,820 shares with his spouse. He has sole voting but no dispositive power for 1,192 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 7,453 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(2)	Mr. Kempen has sole voting but no dispositive power for 1,192 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 7,453 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(3)	Mr. Schilling has sole voting but no dispositive power for 1,192 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 7,453 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(4)	Ms. Talmage has sole voting but no dispositive power for 1,192 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 7,453 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(5)	Mr. Westrate also shares voting and dispositive power for 5,000 shares with his daughter and for 1,900 shares with Northshore Partnership LTD. He has sole voting but no dispositive power for 1,192 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 7,453 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(6)	Mr. Cooley also shares voting and dispositive power for 10,000 shares with his spouse and 5,000 shares with his son. He has sole voting but no dispositive power for 14,905 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 37,262 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(7)	Mr. Zettler has sole voting but no dispositive power for 2,385 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 5,962 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(8)	Mr. Cruciani has sole voting but no dispositive power for 5,366 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 13,414 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(9)	Mr. Thompson has sole voting but no dispositive power for 2,385 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 5,962 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

(10)	Ms. Johnson has sole voting but no dispositive power for 2,385 shares granted under the Company's 2004 Recognition and Retention Plan and has options to purchase 5,962 shares granted under the Company's 2004 Stock Option and Incentive Plan. All these shares and options are subject to the vesting described in Item 3.

            (c) Neither the MHC nor any Insider has effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule 13D.

            (d) Not applicable.

            (e) Not applicable.

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 7 of 8 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to be Filed as Exhibits

            None

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SCHEDULE 13D/A

CUSIP No. 17453V 10 7	Page 8 of 8 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2005	/s/ John D. Zettler John D. Zettler, Executive Vice President and Chief Financial Officer

END